[GERONIMO Letterhead]

Letter Agreement

November 22, 2005

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Geronimo Sector Opportunity Fund (the “Fund”) pursuant to a Management Agreement initially approved by the Board of Trustees at meetings held on May 25 and October, 17, 2005(the “Agreement”).

Effective upon the commencement of operations of the Fund through the end of its second fiscal year, we hereby agree to reimburse the Fund’s operating expenses and/or agree to reimburse Fund expenses, but only to the extent necessary to maintain the Fund’s Other Expenses, excluding investment advisory/fulcrum fees, brokerage fees and commissions, 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses, at 0.75% of the average daily net assets of the Fund’s Class C shares and Class I shares. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the expense is incurred; provided that the Fund is able to make the repayment without exceeding the 0.75% limitation for each Class.

Very truly yours,

GERONIMO Partners Asset Management, LLC

By: _/s/ David Prokupek______________

David Prokupek, Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: __/s/ Anthony J. Ghoston___________

Anthony J. Ghoston, President